UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25/A

                        NOTIFICATION OF LATE FILING

                                                  SEC FILE NUMBER
                                                  0-9848

                                                  CUSIP NUMBER
                                                  457203-10-7

(Check One): xForm 10-KSB  Form 20-F  Form 11-K  Form 10-QSB   Form N-SAR

For Period Ended: April 30, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please Print or
                                  Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Initio, Inc.
Full Name of Registrant

Former Name if Applicable

2500 Arrowhead Drive
Address of Principal Executive Office (Street and Number)

Carson City, Nevada 89706
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
O be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached schedule.

      (Attach Extra Sheets if Needed)
                                                            SEC 1344 (6/94)
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Martin Fox                 201                               462-9000
(Name)                 (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
  or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
  report(s).   OYes  GNo



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
  portion thereof?  GYes  ONo

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Initio, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date           August 1, 2001        By        /S/ Martin Fox, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
    Intentional misstatements or omissions of fact constitute Federal
                Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

1. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

1. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

1. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

1. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s 232.201 or s 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s 232.13(b) of this chapter).
                          SCHEDULE TO FORM 12b-25



Part III - Narrative

  Initio, Inc. (the "Company") is unable to timely file Form 10-KSB for the year ended April 30, 2001 due to the termination of its client-auditor relationship with Arthur Andersen LLP on July 10, 2001 as reported in the Current Report on Form 8-K filed by the Company on July 16, 2001. On July 20, 2001, the Company engaged Rogoff & Company, P.C. as its new independent accountant and to audit the Company's financial statements for the year ended April 30, 2001, and consequently the Company is unable to have the audit of its financial statements completed on time for the timely filing of its Form 10-KSB without unreasonable effort and expense.

Part IV - Other Information

  (3) It is anticipated that significant changes in results of operations from the corresponding period for the last fiscal year will include the Company recording a reserve against the amount collectible under the $3,000,000 Convertible Debenture due June 1, 2004 issued by America's Shopping Mall, Inc. in favor of the Company.